UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2010

Commission File Number: 000-17164

Comamtech Inc. ———————————————————————————————————
(Translation of registrant’s name into English)

333 Bay Street Suite 2400 Toronto, Ontario Canada M5H 2T6
333 Bay Street Suite 2400 Toronto, Ontario Canada M5H 2T6
———————————————————————————————————
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

  Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐    No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Copernic Inc. (“Copernic”), N. Harris Computer Corporation (“Harris”), a wholly-owned subsidiary of Constellation Software Inc., and Comamtech Inc. (“Comamtech”) have jointly announced the final order approving their previously announced plan of arrangement (the “Plan of Arrangement”) granted by the Ontario Superior Court of Justice (Commercial List) on November 1, 2010 (the “Final Order”).  The Plan of Arrangement was approved by Copernic’s shareholders at a special meeting held on October 25, 2010 (the “Shareholder Approval”).  Following the Shareholder Approval and the Final Order, the Plan of Arrangement has closed and the shareholders of Copernic have become shareholders of Comamtech, a newly incorporated corporation which (i) retained certain non-operating assets of Copernic having a current net fair market value as determined by Copernic of approximately US$2.80 million; and (ii) has received from Harris approximately US$4.4 million, with additional amounts payable by Harris (subject to adjustment) as described in the management information circular of Copernic dated September 27, 2010.

           Copernic certificates formerly representing its common shares and the electronically traded shares now represent only the right to exchange such shares for Comamtech shares.  Pursuant to the Plan of Arrangement, the Copernic common shares were deemed to be exchanged on a one-for-one basis for common shares of Comamtech.  Harris is now the owner of all of the newly issued and outstanding shares of Copernic.  Registered holders of Copernic common shares should tender their Copernic share certificates and letters of transmittal in exchange for certificates representing common shares of Comamtech by the initial exchange date which has been set as November 15, 2010.  Electronically traded shares of Copernic are expected to be automatically exchanged for shares of Comamtech on November 15, 2010, subject to completion by Comamtech of certain regulatory compliance procedures.

Pursuant to the Plan of Arrangement, Comamtech has the same management and shareholders as Copernic had prior to the Arrangement.  The Board of Directors consists of three former Copernic Board members, Marc Ferland, Lawrence Yelin and Claude Forget. The Plan of Arrangement was effectuated pursuant to Section 182 of the Business Corporations Act (Ontario).  All securities to be issued in connection with the Plan of Arrangement are exempt from registration under the Securities Act of 1933, as amended, pursuant to reliance upon Section 3(a)(10) thereof.

The common shares of Copernic were registered with the Securities and Exchange Commission (the “SEC”) pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Upon effectiveness of the Plan of Arrangement, the common shares of Comamtech are deemed registered under Section 12(g) of the Exchange Act as a successor issuer to Copernic pursuant to Rule 12g-3(a) of the Exchange Act.

In connection with the Plan of Arrangement, a substitution listing for Copernic has been filed by Comamtech with The NASDAQ Stock Market (“Nasdaq”).  The Comamtech common shares are expected to continue to trade on Nasdaq under the ticker symbol “CNIC,” the same ticker symbol that had been previously used by Copernic for the Copernic common shares prior to the completion of the Arrangement.  Nasdaq has issued a notification to Comamtech that it will suspend public trading of all shares as of November 15, 2010, and that it will file further notice to the US Securities and Exchange Commission to remove the publicly trading common stock from listing on Nasdaq, unless an appeal is filed with the Nasdaq Listing Qualifications Panel.  Comamtech intends to file the appeal to the delisting notice.  The appeal will stay the suspension and delisting through the conclusion of the appeals process.  Comamtech anticipates meeting all of the Nasdaq listing qualifications requirements, however, there is no guarantee or assurance that the appeal will succeed.

This Form 6-K is being submitted by Comamtech to the SEC as notice that Comamtech is the successor issuer to Copernic under Rule 12g-3(a) under the Exchange Act, as required by paragraph (f) of Rule 12g-3.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Comamtech Inc.
(Registrant)
Date: November 4, 2010	By:	/s/ Marc Ferland
Name: Marc Ferland
Title: President and Chief Executive Officer